Exhibit 14

ENTERPRISE PRODUCTS PARTNERS L.P. ENTERPRISE PRODUCTS HOLDINGS LLC (General Partner)	ENTERPRISE PRODUCTS OPERATING LLC

VIA EMAIL

CONFIDENTIAL

October 1, 2014

Mr. Gregory C. King

Chairman, Conflicts Committee

OTLP GP, LLC

745 East Mulberry, Suite 200

San Antonio, Texas 78212

Dear Mr. King:

Enterprise Products Partners L.P. (“Enterprise”) is pleased to submit a proposal (the “Proposal”) pursuant to which Enterprise would acquire all of the outstanding publicly-held units of Oiltanking Partners, L.P. (“Oiltanking”) through a unit-for-unit exchange. Subject to the negotiation and execution of definitive documentation containing terms and conditions customary for a transaction of this type (the “Definitive Agreement”), we are pleased to offer consideration of 1.23 Enterprise common units for each issued and outstanding publicly-held Oiltanking common unit (the “Consideration”) in a transaction to be structured as a merger of Oiltanking with a wholly owned subsidiary of Enterprise. The Consideration represents an at-market value for Oiltanking based upon the volume weighted average trading prices of both Oiltanking and Enterprise on September 30, 2014.

As you are aware, today Enterprise announced its acquisition of all of the equity interests in OTLP GP, LLC, the general partner of Oiltanking (“Oiltanking GP”), 15,899,802 Oiltanking common units, and 38,899,802 Oiltanking subordinated units, representing all of the outstanding subordinated units of Oiltanking.

We believe the Proposal should be attractive to public holders of Oiltanking common units. The Consideration would permit existing Oiltanking unitholders to participate in the future growth of the combined Enterprise and Oiltanking businesses, anchored by Enterprise’s substantial backlog of capital projects and larger, more diversified asset base. Public Oiltanking unitholders would receive a 70% distribution increase based on the quarterly distributions per unit made by Enterprise and Oiltanking with respect to the quarter ended June 30, 2014 with the added benefit of a more liquid security.

We believe the Proposal takes into account both the value of Oiltanking’s existing assets as well as Oiltanking’s potential for future growth.

P.O. Box 4324	1100 Louisiana Street
Houston, Texas 77210-4324	Houston, Texas 77002-5227
713.381.6500	www.enterpriseproducts.com

Mr. Gregory C. King

Chairman, Conflicts Committee

OTLP GP, LLC

October 1, 2014, Page 2 of 3

Assuming you and other members of the Conflicts Committee (the “Conflicts Committee”) of Oiltanking GP, as the general partner of Oiltanking, are willing to entertain an offer and negotiate a proposed transaction, we believe that we can act as quickly as is prudent for all parties to reach agreement, execute definitive documentation, and move forward to close this transaction. As you are aware, Enterprise’s prior experience in combinations with other publicly traded MLPs will enable us to respond quickly and appropriately to any issues that may arise during the acquisition process. We respect that the Conflicts Committee of Oiltanking GP will need to consider the Proposal carefully and is under no obligation to entertain any offer by Enterprise.

Based on the foregoing, we are prepared to commence negotiations if and when you deem appropriate after diligent consideration of the Proposal. Due to the beneficial ownership and control of Oiltanking by Enterprise, we note that Enterprise will be required to make this Proposal and any other proposals, as well as any agreements, public promptly to the extent required under applicable securities laws and SEC rules.

However, due to the recent acquisition of Oiltanking units by Enterprise and the importance of the Oiltanking assets in the overall value chain of Enterprise assets, we further inform you that Enterprise would not be interested in selling its general partner interest, common units or subordinated units of Oiltanking or approving any combination of Oiltanking with, or a sale of all or substantially all of the assets of Oiltanking to, any other acquiror.

In addition to the Consideration described above, our Proposal also includes and is subject to the following:

1. Definitive Agreement. Our Proposal is subject to the negotiation and execution of the Definitive Agreement containing customary terms, including the approval by the Conflicts Committee (or such other special committee consisting of independent directors) of our general partner. We are confident that we will be able to finalize the documentation required for the contemplated transaction as promptly as the Conflicts Committee of Oiltanking GP (or such other special committee, as applicable) deems appropriate.

2. Closing. Subject to the items described above, the transaction and Definitive Agreement will require approval by the Board of our general partner. Other than requisite filings with the SEC, we do not currently believe there would be any other regulatory or other governmental consents or approvals that would be required in connection with, or any legal impediments to, the consummation of a transaction based upon this Proposal.

This letter does not constitute a binding obligation on the part of any person, and neither this letter nor any discussions relating to this letter create any obligations, liabilities or duties with respect to any party. A binding obligation with respect to the proposed transaction will result only upon the execution by each of us of the Definitive Agreement.

Mr. Gregory C. King

Chairman, Conflicts Committee

OTLP GP, LLC

October 1, 2014, Page 3 of 3

Please contact me to discuss our next steps toward completion of the transaction. We are hopeful that we can move forward quickly with a transaction that is beneficial to all involved. We stand ready to provide any clarification or to answer any questions you may have.

Very truly yours,

Enterprise Products Partners L.P.

By:	Enterprise Products Holdings LLC
its general partner

	By:	/s/ Michael A. Creel
Name: Michael A. Creel
Title: Chief Executive Officer